OMB APPROVAL
OMB Number: 3235-0116
Expires: December31, 2007
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **December 2007**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: December 15, 2007

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   **TSX.V:RSM**

LISTED: STANDARD & POORS   **OTCBB:RYSMF**

RSM and Dissident Shareholders Reach Settlement Agreement

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., "RSM", DECEMBER 13, 2007, MANHATTAN, NEVADA, The Company is pleased to announce that it has reached a settlement agreement with all of dissident shareholders. As reported in a press release dated September 26, 2006, October 27, 2006 and June 21, 2007 that summarizes the dissidents position with regard to the Company and the Company's response to their action.

In late August, 2007 the Company commenced negotiations with the dissident shareholders in an attempt to settle the lawsuit so that all parties could be in a position to move forward together as shareholders. An agreement was achieved and signed by all parties involved on November 29, 2007. This agreement effectively closes this issue in a favorable manner for all parties concerned. The settlement document will be filed with the United States District Court for the Central District of California.

The Company is committed to working for all of its shareholders going forward in an effort to improve upon shareholder value through the exploration and development of its properties in Nevada.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631-8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

> **Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.**

For more information
Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 775-2460
Visit our website at Royal-Standard.com